Exhibit 99.1

Contact: Daniel C. Dunn

Chief Financial Officer

314/771-2400

Allied Healthcare Products Reports Loss

On Sales Decline

ST. LOUIS, September 27, 2013 – Continuing weakness in domestic markets for hospital equipment and a decline in international sales caused a loss for Allied Healthcare Products (NASDAQ: AHPI) in its fourth quarter and for the full fiscal year 2013.

The net loss for the fourth quarter ending June 30 was about $98,000, or a negative 1 cent per basic and diluted share, compared to a net loss of about $156,000, or a negative 2 cents per share, for the prior year. Sales for the fourth quarter declined from about $10.7 million to about $10.1 million, or about 6 percent, from the previous year.

For the fiscal year, the net loss for Allied was about $1.3 million, or a negative 16 cents per basic and diluted share, versus a net loss of about $424,000, or a negative 5 cents per basic and diluted share, for the prior year. Sales for the fiscal year fell about 11 percent, from about $43.4 million to about $38.6 million.

International sales dipped in the year. The decrease in international sales was concentrated in Venezuela. The Company believes this decrease in sales to Venezuela was a result of the change in the political leadership of that country.

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A bright spot in sales came from Allied’s new carbon dioxide absorbent Litholyme®, used in anesthesia procedures. Absorbent sales, including Litholyme®, increased about 38 percent in the fiscal year, totaling $2.4 million. “We will continue to add to the growing base of hospitals that we have converted to Litholyme® in future quarters, further increasing sales,” said Earl Refsland, Allied president and chief executive officer.

In a one-time event, Allied booked about $516,000 in income in January 2013 from the demutualization and sale of its product liability insurer.

In what will be a recurring expense, Allied paid a new excise tax on medical devices levied as part of the Affordable Care Act. The tax is 2.3 percent on certain devices and cost Allied $150,000 during the six-months since the tax was implemented on January 1, 2013.

Allied Healthcare Products manufactures a variety of respiratory products used in the healthcare industry in a range of hospital and alternate care settings including sub-acute facilities, home healthcare and emergency medical care. Allied products lines include respiratory care products, medical gas equipment and emergency medical products. Allied products are marketed to hospitals, hospital equipment dealers, hospital construction contractors, home healthcare dealers and emergency medical product dealers.

“SAFE HARBOR” STATEMENT: Statements contained in this release that are not historical facts or information are “forward-looking statements.” Words such as “believe,” “expect,” “intend,” “will,” “should,” and other expressions that indicate future events and trends identify such forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the outcome and future results of operations and financial condition to be materially different than stated or anticipated based on the forward-looking statements. Such risks and uncertainties include both general economic risks and uncertainties, risks and uncertainties affecting the demand for and economic factors affecting the delivery of health care services, and specific matters which relate directly to the Company’s operations and properties as discussed in its periodic filings with the Securities and Exchange Commission. The Company cautions that any forward-looking statement contained in this report reflects only the belief of the Company or its management at the time the statement was made. Although the Company believes such forward-looking statements are based upon reasonable assumptions, such assumptions may ultimately prove inaccurate or incomplete. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement was made.

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	ALLIED HEALTHCARE PRODUCTS, INC.
	STATEMENT OF OPERATIONS
	(UNAUDITED)

	Three months ended,		Twelve months ended,
	June 30,		June 30,
	2013	2012	2013	2012

Net sales	$10,132,892	$10,666,797	$38,551,774	$43,445,621
Cost of sales	7,655,063	8,171,756	30,309,484	33,484,512
Gross profit	2,477,829	2,495,041	8,242,290	9,961,109

Selling General and administrative expenses	2,600,191	2,727,227	10,735,806	10,610,858
Loss from operations	(122,362)	(232,186)	(2,493,516)	(649,749)

Interest income	(2,458)	(5,384)	(12,006)	(27,368)
Interest expense	-	-	-	336
Other, net	7,865	11,183	(484,699)	47,629
	5,407	5,799	(496,705)	20,597

Loss before provision for
benefit from income taxes	(127,769)	(237,985)	(1,996,811)	(670,346)

Benefit from income taxes	(29,802)	(81,623)	(740,038)	(245,920)
Net loss	$(97,967)	$(156,362)	$(1,256,773)	$(424,426)

Net loss per share - Basic	$(0.01)	$(0.02)	$(0.16)	$(0.05)

Net loss per share - Diluted	$(0.01)	$(0.02)	$(0.16)	$(0.05)

Weighted average common shares outstanding - Basic	8,027,147	8,124,386	8,070,645	8,124,386

Weighted average common shares outstanding - Diluted	8,027,147	8,124,386	8,070,645	8,124,386

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	ALLIED HEALTHCARE PRODUCTS, INC.
	BALANCE SHEET
	(UNAUDITED)

	June 30, 2013	June 30, 2012
ASSETS
Current assets:
Cash and cash equivalents	$3,687,919	$5,284,543
Accounts receivable, net of allowances
of $170,000	4,221,970	4,973,593
Inventories, net	9,338,343	10,001,226
Income tax receivable	36,766	46,042
Other current assets	420,978	400,677
Total current assets	17,705,976	20,706,081
Property, plant and equipment, net	9,722,344	9,603,556
Deferred income taxes	1,667,699	867,422
Other assets, net	242,712	300,010
Total assets	$29,338,731	$31,477,069

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$1,317,202	$1,797,144
Other accrued liabilities	1,861,241	1,985,579
Deferred income taxes	845,539	802,961
Deferred revenue	-	114,700
Total current liabilities	4,023,982	4,700,384

Commitments and contingencies

Stockholders' equity:
Preferred stock; $0.01 par value; 1,500,000 shares	-	-
authorized; no shares issued and outstanding
Series A preferred stock; $0.01 par value; 200,000 shares	-	-
authorized; no shares issued and outstanding
Common stock; $0.01 par value; 30,000,000 shares
authorized; 10,427,878 shares issued at June 30,
2013 and June 30, 2012; 8,027,147 and 8,124,386 shares
outstanding atJune 30, 2013 and June 30, 2012, respectively	104,279	104,279
Additional paid-in capital	48,584,999	48,540,802
Accumulated deficit	(2,393,741)	(1,136,968)
Less treasury stock, at cost; 2,400,731 and 2,303,492 shares at
June 30, 2013 and June 30, 2012	(20,980,788)	(20,731,428)
Total stockholders' equity	25,314,749	26,776,685
Total liabilities and stockholders' equity	$29,338,731	$31,477,069